Carson, Inc. Completes Acquisition

                                       of

                            Johnson Products Company


July 14, 1998 - Carson, Inc., a leading international manufacturer and marketer of hair care products for people of African descent, announced today that it has completed the previously announced acquisition of Johnson Products Company, a major manufacturer of personal care products for the ethnic market, from IVX Bioscience Inc.

Johnson Products' hair care products include brand names such as Gentle Treatment(R), Ultra Sheen(R), Precise(R), Bantu(R), and Afro Sheen(R). Its cosmetics are sold under the Posner name. Also included in the acquisition was the Dermablend(R) corrective cosmetics line. The purchase price was approximately $85 million.

"Johnson Products Co. provides a major strategic addition to our company. It fits perfectly with Carson's focus on the worldwide ethnic personal care business," said Gregory J. Andrews, Chief Executive Officer of Carson. "Our products now have leading positions in virtually every category of the U.S. ethnic hair care business. Johnson provides us with additional highly recognized brands to strengthen our position internationally, where we expect to be a growing presence."

Mr. Andrews, who joined Carson as CEO this month after a 9-year career as a senior executive with Colgate-Palmolive Company, had prior to that been General Manager and Executive Vice President of Johnson Products Co. "My experience with Johnson Products should help hasten the smooth integration of these two fine companies," said Mr. Andrews.

Initial financing for the acquisition was a combination of $35 million in cash and a short term $50 million seller note. The Company has said that the acquisition will be funded in part by proceeds of the Company's recent sale of a portion of its ownership of Carson Holdings, its publicly traded South African subsidiary, and in part from proceeds expected to be generated by the previously announced divestiture of the Cutex line of nail polish and nail polish removers. The Company also announced it intends to divest Dermablend(R) immediately, as it does not fit with Carson's strategic focus on the worldwide ethnic personal care business.

Carson, Inc. is a leading global manufacturer and marketer of ethnic hair care products which are specifically formulated to address the unique hair characteristics of people of African descent, including hair relaxers and texturizers, hair color, shaving products, and hair care maintenance products. Carson sells its products in the U.S. and in over 60 countries around the world under the brand names Dark & Lovely, Excelle, Beautiful Beginnings, Dark & Natural, Magic and Let's Jam.

Statements in this press release concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses, or other financial items, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under Federal Securities Laws. "Forward-looking statements" are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, industry cyclicality, fluctuations in customer demand and order patterns, the seasonal nature of the business, changes in pricing, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.